By Facsimile: (612) 340-2868 and U.S. Mail

January 28, 2005

Jonathan A. Van Horn, Esq.
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, Minnesota 55402-1498
(612) 340-2600

Re:  	Wheaton River Minerals Ltd.
	Schedule TO-T/A filed on January 14, 2005
	File No. 005-78729

Dear Mr. Van Horn:

	As I discussed with you today, it has come to our attention that there is confusion as to whether Mr. Rob McEwen, Chairman of the Board of Directors, President and Chief Executive Officer of
Goldcorp Inc. makes recommendations in favor of Goldcorp`s offer to acquire Wheaton River Minerals Ltd. and to reject the Glamis Gold Ltd. offer on his own behalf, in his independent role as a shareholder, or in his Goldcorp capacity, on behalf of the company. We would appreciate your analysis on this issue and in particular the following:

1. We understand that Goldcorp issued a press release on January
14, 2005 in which Goldcorp stated that, "In addition, shareholders are cautioned that Mr. McEwen`s statements to date have been in his personal capacity, as a large shareholder, and not as a Director or Chief Executive Officer of Goldcorp." We note that the Letter to Shareholders, dated January 25, 2005, by Mr. McEwen, contained on
Mr. McEwen`s website, www.robmcewen.com, has been filed by Goldcorp Inc. as an amendment to Goldcorp`s Schedule 14D-9 dated January 26, 2005. Please tell us why the company has filed this letter and what other materials of Mr. McEwen`s, on the website or otherwise, have been filed by Goldcorp or any of its affiliates and why.

2. Please tell us, given the situation described above, why
Goldcorp shouldn`t file all of Mr. McEwen`s materials, including but not limited to the entirety of his website.

Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Very truly yours,



Celeste M. Murphy
Office of Mergers and
Acquisitions